UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

August 27, 2014

Date of Report (Date of earliest event reported)

MID PENN BANCORP, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	001-13677	25-1666413
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Ident. No.)

349 Union Street, Millersburg, Pennsylvania	17061
(Address of principal executive offices)	(Zip Code)

(866) 642-7736

Registrant’s telephone number, including area code

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 1.01 Entry into a Material Definitive Agreement.

On August 27, 2014, Mid Penn Bancorp, Inc., a Pennsylvania corporation (“Mid Penn”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Phoenix Bancorp, Inc., a Pennsylvania corporation (“Phoenix”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Phoenix will merge with and into Mid Penn, with Mid Penn continuing as the surviving entity (the “Merger”). Immediately following the consummation of the Merger, Miners Bank, a Pennsylvania-state chartered bank and wholly-owned subsidiary of Phoenix, will merge with and into Mid Penn Bank, a Pennsylvania-state chartered bank and wholly-owned subsidiary of Mid Penn, with Mid Penn Bank continuing as the surviving entity. The Merger Agreement was approved by the Board of Directors of each of Mid Penn and Phoenix. Phoenix shareholders may seek appraisal rights as dissenting shareholders under Pennsylvania law.

Subject to the terms and conditions of the Merger Agreement, upon completion of the Merger, Phoenix shareholders will have the right to receive, at their election (but subject to customary procedures applicable to oversubscription and undersubscription for cash consideration), 3.167 shares (the “Exchange Ratio”) of common stock of Mid Penn (the “Mid Penn Common Stock”), $51.60 in cash or a combination of cash and Mid Penn’s Common Stock for their shares of common stock of Phoenix (the “Merger Consideration”). The amount of Merger Consideration issuable to Phoenix shareholders is subject to a pre-closing adjustment based on, with respect to one OREO property held by Miners Bank, the estimated costs, if any, for environmental remediation that may be required and any loss in connection with the maintenance and disposition costs of such property, net of any tax benefit and any recoveries from the sale of any parcels. Mid Penn may, at its election, reduce the amount of Merger Consideration if, and only to the extent that, these costs exceed $400,000. The Exchange Ratio is subject to customary anti-dilution adjustments in the event of stock splits, stock dividends and similar transactions involving Mid Penn Common Stock. At the closing of the Merger, 80% of the outstanding shares of Phoenix common stock will be converted into the right to receive shares of Mid Penn Common Stock and the remainder of the outstanding shares of Phoenix common stock will be converted into the right to receive cash.

The Merger Agreement contains customary representations and warranties from both Mid Penn and Phoenix that are qualified by the confidential disclosures provided to the other party in connection with the Merger Agreement, as well as matters included in Mid Penn’s reports filed with the United States Securities and Exchange Commission (the “SEC”).

Phoenix has agreed to various customary covenants and agreements, including (1) to conduct its business in the ordinary course in all material respects during the interim period between the execution of the Merger Agreement and the consummation of the Merger, (2) not to engage in certain kinds of transactions or take certain actions during this period (without the prior written consent of Mid Penn) and (3) to convene and hold a meeting of its shareholders to consider and vote upon the Merger. In addition, subject to certain limited exceptions, Phoenix is subject to restrictions on its ability to solicit alternative acquisition proposals, provide information and engage in discussion with third parties.

Mid Penn has agreed to assume all of the issued and outstanding shares of Phoenix’s Senior Non-Cumulative Perpetual Preferred Stock, Series A (the “SBLF Preferred Stock”), which were issued to the U.S. Department of Treasury pursuant to the Small Business Lending Fund program, upon completion of the Merger. As of the date of this Agreement, the SBLF Preferred Stock had an aggregate liquidation preference of $2,625,000.

Mid Penn has agreed to various customary covenants and agreements, including (1) to conduct its business in the ordinary course in all material respects during the interim period between the execution of the Merger Agreement and the consummation of the Merger, (2) to convene and hold a meeting of its shareholders to consider and vote upon the Merger and (3) not to take certain actions during the interim period between the execution of the Merger Agreement and the consummation of the Merger (without the prior written consent of Phoenix).

Completion of the Merger is subject to various conditions, including, among others, (a) approval by Phoenix shareholders of the Merger, (b) approval by Mid Penn shareholders of the Merger, (c) effectiveness of the registration statement on Form S-4 for the Mid Penn Common Stock to be issued in the Merger, (d) approval of the listing on The NASDAQ Stock Market, LLC of the shares of Mid Penn Common Stock to be issued in the Merger, (e) assumption of the SBLF Preferred Stock by Mid Penn, (f) the absence of any law or order prohibiting the closing of the Merger, and (g) receipt of required regulatory approvals without the imposition of any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions, that would, in the good faith reasonable judgment of the Board of Directors of either Phoenix or Mid Penn, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of Phoenix, Miners Bank, Mid Penn Bank, and Mid Penn or materially impair the value of Phoenix or Miners Bank to Mid Penn or of Mid Penn and Mid Penn Bank to Phoenix. Each party’s obligation to consummate the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations, (iii) not more than 7% of the outstanding shares of Phoenix’s common stock have properly effected their dissenters rights, (iv) there shall not have occurred, since the date of the Merger Agreement, a Material Adverse Effect (as such term is defined in the Merger Agreement) with respect to Mid Penn or Mid Penn Bank, on the one hand, and Phoenix and Miner Bank, on the other hand, and (v) the receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement, in addition to providing that the parties can mutually agree to terminate the Merger Agreement, contains certain termination rights for Mid Penn and Phoenix, as the case may be, including upon: (1) final, non-appealable denial of required regulatory approvals or injunction prohibiting the transactions contemplated by the Merger Agreement; (2) June 15, 2015, or such later date as shall have been agreed to in writing by Mid Penn and Phoenix, if the Merger has not been completed by that time; (3) a breach by the other party that is not or cannot be cured within 30 days’ notice of such breach if such breach would result in a failure of the conditions to closing set forth in the Merger Agreement; (4) failure of either Phoenix’s shareholders or Mid Penn’s shareholders to approve the Merger; (5) failure by the Phoenix Board of Directors to recommend that its shareholders approve the Merger at a time that such recommendation is required or a withdrawal or adverse modification of that recommendation; or (6) the Phoenix Board of Directors has made a determination to accept a Superior Proposal or has entered into an agreement with respect to a Superior Proposal. A “Superior Proposal” is a third party written proposal to enter into an agreement with Phoenix on terms that the Phoenix Board of Directors determines in its good faith judgment: (i) would, if consummated, result in the acquisition of all of the issued and outstanding shares of Phoenix common stock or all, or substantially all, of the assets of Phoenix and Miners Bank; (ii) would result in a transaction that (A) involves consideration to Phoenix’s shareholders that is more favorable than the consideration to be paid to Phoenix’s shareholders pursuant to the Merger Agreement and (B) is, in light of the other terms of such proposal, more favorable to Phoenix than the Merger and the transactions contemplated by the Merger Agreement; and (iii) is reasonably likely to be completed on the terms proposed. In addition, if the average closing price of Mid Penn Common Stock for the twenty trading days ending on the later of the last regulatory approval or the date of the Phoenix shareholder meeting has declined by more than 20% from the closing price of Mid Penn Common Stock immediately prior to the date of the Merger Agreement, and the Mid Penn Common Stock underperforms the Nasdaq Bank Index by more than 20% during such period, Phoenix may terminate the Merger Agreement unless Mid Penn contributes sufficient additional cash, shares of Mid Penn Common Stock or a combination thereof to a predetermined level to partially offset the reduction in the value of the consideration attributable to such decline. Upon termination of the Merger Agreement in the event that the Merger Agreement is terminated pursuant to either of clauses (5) or (6) above, Phoenix will be obligated to pay Mid Penn a termination fee of $580,000.

Following the completion of the Merger, the Merger Agreement provides for Mid Penn to continue to operate the branches of Miners Bank as a separate banking division of Mid Penn Bank under the name Miners Bank, a Division of Mid Penn Bank for a period of three years. In addition, upon consummation of the transaction, Vincent J. Land, Noble C. Quandel, Jr. and Robert J. Moisey, each of whom are non-employee directors of Phoenix will be appointed to the Board of Directors of Mid Penn. Mr. Land will be appointed to the class of directors whose term expires in 2016, and Messrs. Quandel and Moisey will be appointed to the class of directors whose term expires in 2017. Mid Penn shall also appoint each person to serve on the Board of Directors of Mid Penn Bank so long as such person serves on the Board of Directors of Mid Penn.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 to this Current Report on Form 8-K filed the date hereof by Mid Penn and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, such representations and warranties (i) will not survive consummation of the Merger, unless otherwise specified therein, and cannot be the basis for any claims under the Merger Agreement by the other party after termination of the Merger Agreement except as a result of fraud or a knowing breach as of the date of the Merger Agreement, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Mid Penn or Phoenix, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Mid Penn or Phoenix, their respective affiliates or their respective businesses that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a Joint Proxy Statement of Mid Penn and Phoenix and a Prospectus of Mid Penn, as well as in the Forms 10-K, Forms 10-Q and other filings that Mid Penn makes with the SEC.

Concurrently with the execution of the Merger Agreement, each of the directors of Phoenix have entered into separate affiliate letters with Mid Penn pursuant to which such individuals have agreed, subject to the terms set forth therein, to vote their shares of Phoenix common stock that they are entitled to vote for the Merger and related matters and to become subject to certain transfer restrictions with respect to their holdings of Phoenix common stock. In addition, concurrently with the execution of the Merger Agreement, the directors of Mid Penn entered into separate affiliate letters with Phoenix pursuant to which such individuals have agreed, subject to the terms set forth therein, to vote their shares of Mid Penn Common Stock that they are entitled to vote for the Merger and related matters and to become subject to certain transfer restrictions with respect to their holdings of Mid Penn Common Stock. Each of these affiliate letters terminate in accordance with its terms if the Merger Agreement is terminated, and in other specified circumstances. The foregoing summary of the affiliate letters do not purport to be complete and are qualified in its entirety by the text of such agreements, which are attached as Exhibits 99.1 (Form of Phoenix Affiliate Letter) and 99.2 (Form of Mid Penn Affiliate Letter) to this Current Report on Form 8-K filed the date hereof by Mid Penn, and are incorporated herein by reference.

Cautionary Statements Regarding Forward-Looking Information

This Current Report on Form 8-K contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Mid Penn’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of Mid Penn’s management and its subsidiaries and on the information available to its management at the time that these statements were made. There are a number of factors, many of which are beyond the control of Mid Penn, that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following: (1) the parties may fail to satisfy the conditions to closing for the proposed merger in a timely manner or at all; (2) the Phoenix or Mid Penn shareholders may fail to approve the proposed merger; (3) the parties may fail to obtain the necessary governmental approvals or adverse regulatory conditions may be imposed in connection with such approvals; (4) the announcement and pendency of the transaction may result in disruption to the parties’ businesses; (5) the businesses of Mid Penn and/or Phoenix may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (6) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected timeframe; (7) revenues following the Merger may be lower than expected; (8) the effect of changes in laws and regulations, including federal and state banking laws and regulations, and the associated costs of compliance with such laws and regulations either currently or in the future as applicable; (9) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as by the Financial Accounting Standards Board, or of changes in Mid Penn’s or Phoenix’s organization, compensation and benefit plans; (10) the effect on Mid Penn’s or Phoenix’s competitive position within their respective market area and increased competition from larger regional and out-of-state banking organizations as well as non-bank providers of various financial services; (11) the effect of changes in interest rates and fiscal and monetary policies; and (12) the effect of changes in the business cycle and downturns in the local, regional or national economies. For a list of other factors which could cause actual results to differ from those currently anticipated, see Mid Penn’s filings with the SEC, including “Item 1A. Risk Factors,” set forth in the Mid Penn’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

Forward-looking statements speak only as of the date they are made. Mid Penn does not undertake, and specifically disclaims, any obligation to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of Mid Penn.

Important Additional Information.

Mid Penn will file with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction. The proxy materials will set forth complete details of the Merger. Mid Penn and Phoenix shareholders and investors are urged to read the registration statement and the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Mid Penn and Phoenix and the proposed transaction.

When available, copies of this joint proxy statement/prospectus will be mailed to shareholders. Copies of the joint proxy statement/prospectus also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request by telephone or mail to Mid Penn Bancorp, Inc., 349 Union Street, Millersburg, Pennsylvania 17061, Attention: Investor Relations (telephone: 717-692-7105) or to Phoenix Bancorp, Inc., Rockwood Center, 1504 Rt. 61 South, Pottsville, Pennsylvania 17901, Attention: Investor Relations (telephone: 570-544-6438) or by accessing Mid Penn’s website at www.midpennbank.com under “Investors” or Phoenix’s website at www.theminersbank.com under “Phoenix Bancorp.” The information on Mid Penn’s and Phoenix’s websites is not, and shall not be deemed to be, a part of this report or incorporated into the filings that Mid Penn makes with the SEC. Copies of other documents filed by Mid Penn with the SEC may also be obtained free of charge at the SEC’s website or by directing a request to Mid Penn at the address provided above.

Mid Penn and Phoenix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Mid Penn and Phoenix in connection with the proposed merger. Information about the directors and executive officers of Mid Penn is set forth in the proxy statement, dated March 27, 2014, for Mid Penn’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus included in the Form S-4 when it becomes available.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits:

2.1	Agreement and Plan of Merger, dated as of August 27, 2014, by and between Mid Penn Bancorp, Inc. and Phoenix Bancorp, Inc. (the schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K).

99.1	Form of Phoenix Affiliate Letter.

99.2	Form of Mid Penn Affiliate Letter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MID PENN BANCORP, INC.

Dated: August 29, 2014

	By:	/s/ Rory G. Ritrievi
Rory G. Ritrievi
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of August 27, 2014, by and between Mid Penn Bancorp, Inc. and Phoenix Bancorp, Inc. (the schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K)

99.1	Form of Phoenix Affiliate Letter

99.2	Form of Mid Penn Affiliate Letter